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                                                        SEC FILE NUMBER
                                                        ---------------
                                                        1-14316

                                                        CUSIP NUMBER
                                                        ------------
                                                        03793310


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

             For Period Ended:   December 31, 1998

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

             For the Transition Period Ended:
                                             -----------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not Applicable
                                 --------------


PART I  --  REGISTRANT INFORMATION

                           Apria Healthcare Group Inc.
                           ---------------------------
                            Full Name of Registrant


                       Abbey Healthcare Group Incorporated
                       -----------------------------------
                           Former Name if Applicable



                               3560 Hyland Avenue
                               ------------------
           Address of Principal Executive Office (Street and Number)


                          Costa Mesa, California 92626
                          ----------------------------
                            City, State and Zip Code


PART II  --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not applicable)


PART III  --  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               On November 25, 1998, the Company filed a Registration Statement on Form S-3 (Registration No. 333-68031) with the Securities and Exchange Commission ("SEC") in connection with a proposed offering of 10% convertible subordinated debentures.

               Thereafter, the SEC elected to review and comment on the Registration Statement and raised questions concerning disclosures therein contained. Due to the fact that those questions could not be resolved until March 26, 1999, the Company is unable to make final tabulations, complete the audit for its 1998 fiscal year and satisfactorily incorporate the SEC's recommended disclosures into its Form 10-K for 1998 in time to meet the prescribed due date of March 31, 1999.

               Due to the pervasive nature of the adjustments which must be made to the document, no portion of the Company's Form 10-K will be filed at this time. However, the Company expects to file the entire document well in advance of the April 15, 1999 deadline.

               In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registrant undertakes to file its Form 10-K within 15 calendar days following the Form 10-K's prescribed due date of March 31, 1999.

                                                 (Attach Extra Sheets if Needed)

PART IV  --  OTHER INFORMATION

Name and telephone  number of person to contact in regard to this notification

     (1) John C. Maney  (714) 427-2000

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                           [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X] Yes  [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company experienced a loss for the fiscal year ended December 31, 1998 of approximately $207.9 million, compared to a $272.6 million loss for the fiscal year ended December 31, 1997. The Company issued a press release dated March 30, 1999 announcing its results of operations for the 1998 fiscal year.

-------------------------------------------------------------------------------

                           Apria Healthcare Group Inc.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   March 31, 1999                  By:/s/ John C. Maney
                                           -------------------------------------
                                           Chief Financial Officer